FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

No. 124 Cao Bao Road

Xu Hui District

Shanghai 200235, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: November 12, 2008

Exhibit 99.1

Home Inns Reports Third Quarter Unaudited Financial Results

Shanghai, November 11th, 2008 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the quarter ended September 30th, 2008.

Third Quarter 2008 Financial Highlights

•

Total revenues for the quarter increased 98.0% year-over-year to RMB 527.3 million (US$ 77.7 million). This includes revenues of RMB 39.0 million (US$ 5.7 million) from the Top Star hotel chain which we acquired and took control of in November of 2007.

•

EBITDA (non-GAAP) was RMB 93.5 million (US$ 13.8 million). Excluding foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 102.5 million (US$ 15.1 million), up 53.9% year-over-year. Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 101.4 million (US$ 14.9 million), up 52.3% year-over-year.

•

Income from operations was RMB 41.8 million (US$ 6.2 million). Income from operations excluding share-based compensation expenses was RMB 48.4 million (US$ 7.1 million). Excluding the impact of Top Star, income from operations excluding share-based compensation expenses was RMB 53.4 million (US$ 7.9 million), an increase of 21.9% year-over-year.

•

Net income was RMB 29.5 million (US$ 4.3 million). Adjusted net income (non-GAAP) was RMB 38.4 million (US$ 5.7 million), excluding share-based compensation expenses of RMB 6.6 million (US$ 1.0 million) and foreign exchange losses of RMB 2.4 million (US$ 0.3 million). Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted net income (non-GAAP) was RMB 42.8 million (US$ 6.3 million), up 7.5% year-over-year.

•

Diluted earnings per ADS was RMB 0.79 (US$ 0.12). Non-GAAP adjusted diluted earnings per ADS was RMB 1.02 (US$ 0.15). Excluding the impact of Top Star, diluted earnings per ADS was RMB 0.90 (US$ 0.13), while non-GAAP adjusted diluted earnings per ADS was RMB 1.13 (US$ 0.17). Reconciliation between the adjusted earnings per ADS versus US GAAP figures is included at the end of this press release.

“I am pleased that during our third quarter, in addition to achieving robust year-on-year growth in revenues, we also improved margins from previous quarters and resumed year-over-year growth in income from operations,” remarked Mr. David Sun,

Home Inns’ Chief Executive Officer. “Our business is stable and healthy, and our expansion plan remains on schedule. We continue to be committed to growing our business profitably.”

Operational Highlights

•

Hotel expansion accelerated with 48 net new hotels opened during the quarter, consisting of a net of 20 leased-and-operated hotels and 28 franchised-and-managed hotels, compared with 30 net new hotels opened in the third quarter of 2007, which consisted of a net of 26 leased-and-operated hotels and four franchised-and-managed hotels. Home Inns opened a net total of 148 hotels in the first three quarters of 2008, or 74.0% of its targeted total new opening number for this year. In comparison, only 50.8% of the new hotels scheduled for completion in 2007 were completed in the first three quarters of that year. As of September 30, 2008, the Home Inns hotel chain included 414 hotels in operation with an average of 120 rooms per hotel in operation, covering 83 cities in China and consisting of 291 leased-and-operated hotels and 123 franchised-and-managed hotels.

•

As of September 30, 2008, Home Inns had an additional 131 hotels contracted, which consisted of 79 leased-and-operated hotels and 52 franchised-and-managed hotels. As of September 30, 2007, Home Inns had 96 hotels contracted, which consisted of 69 leased-and-operated hotels and 27 franchised-and-managed hotels.

•

The occupancy rate for the Home Inns hotel chain was 85.9% in the third quarter of 2008 and 95.4% in the same period of 2007. Occupancy rates for the third quarter of 2008 were negatively impacted by the higher proportion of hotels that had been opened for less than six months, especially those in newly entered cities, as well as lower occupancy rates at our Top Star hotels. Excluding Top Star, the occupancy rate was 87.7% in the third quarter of 2008.

•

RevPAR, defined as revenue per available room, was RMB 155 in the third quarter of 2008. RevPAR excluding Top Star was RMB 160 in the third quarter of 2008, compared with RMB 174 in the same period in 2007. RevPAR was negatively impacted by the same factors that negatively impacted occupancy rate, as discussed above.

•

RevPAR for Home Inns’ hotels which had been in operation for at least 18 months as of July 1, 2008 was RMB 193 in the third quarter of 2008, compared to RevPAR of RMB 189 during the same period of 2007. The increase was mainly due to a higher RevPAR of hotels in Beijing during the Olympics, offsetting a reduction in overall travel activities during the same period.

•

For the third quarter of 2008, our Top Star hotels had revenues of RMB 39.0 million, a loss from operations of RMB 4.9 million, and EBITDA (non-GAAP) of RMB 1.0 million. Top Star’s delayed ramp-up schedule is mainly due to the impact of the Sichuan earthquake in May of this year as well as the reduced travel activities during the Olympics. For this October, Top Star’s RevPAR recovered to RMB 106, exceeding its pre-earthquake level.

“We again successfully executed on our expansion plan by opening 48 net new hotels during the quarter, meaning we have completed 148 of the 200 new hotels targeted for 2008,” said Mr. Sun. “While these new hotels, especially those in new markets, had an anticipated effect of depressing some metrics, we are pleased that our mature hotels continue to provide stable revenues and income, further justifying the sensible investments we are currently making across China. Although we have not yet seen any significant impact on our business from the recent global financial turmoil, we are cautious at this time of uncertainty and have taken steps to ensure that our corporate plan remains flexible, allowing us to be well-positioned for continued growth and profitability.”

Third Quarter 2008 Financial Results

For the third quarter of 2008, Home Inns had total revenues of RMB 527.3 million (US$ 77.7 million), representing a 98.0% increase year-over-year and a 17.7% increase sequentially. Excluding the impact of Top Star, total revenues were RMB 488.3 million (US$ 71.9 million), representing an 83.3% increase year-over-year and a 19.2% increase sequentially.

Total revenues from leased-and-operated hotels for the third quarter of 2008 were RMB 499.4 million (US$ 73.6 million), representing a 96.5% increase year-over-year and a 17.6% increase sequentially. Excluding the impact of Top Star, total revenues from leased-and-operated hotels for the third quarter of 2008 were RMB 460.4 million (US$ 67.8 million), representing an 81.1% increase year-over-year and a 19.2% increase sequentially. Home Inns opened a net of 20 new leased-and-operated hotels during the third quarter of 2008 to reach a total of 291 leased-and-operated hotels, including 25 Top Star hotels. Home Inns opened 26 new lease-and-operated hotels during the same period a year ago and ended the third quarter 2007 with 143 leased-and-operated hotels.

Total revenues from franchised-and-managed hotels for the third quarter of 2008 were RMB 27.9 million (US$ 4.1 million), representing a 129.1% increase year-over-year and a 18.6% increase sequentially. Home Inns opened 28 new franchised-and-managed hotels during the third quarter of 2008 to reach a total of 123 such hotels. Home Inns opened four net new franchised-and-managed hotels during the same period a year ago and ended the third quarter 2007 with 58 franchised-and-managed hotels.

The overall occupancy rate for the entire Home Inns hotel chain was 85.9% in the third quarter of 2008. Excluding the impact of Top Star, the occupancy rate for the Home Inns hotel chain was 87.7% for the quarter, compared with 95.4% in the same period in 2007 and 90.8% in the previous quarter. The decline was caused primarily by the impact of the higher proportion of new hotels, especially those in newly entered cities, as well as the reduced travel activities during the Olympics as we have discussed earlier.

Average daily rate (ADR) for the quarter was RMB 180. Excluding the impact of Top Star, ADR for the Home Inns hotel chain was RMB 183 for the quarter, compared with RMB 182 in the same period in 2007 and RMB 176 in the previous quarter. The higher ADR for the quarter was mainly due to a higher price for those hotels in Beijing during the Olympics.

RevPAR for the quarter was RMB 155. Excluding the impact of Top Star, RevPAR for the quarter was RMB 160, compared with RevPAR of RMB 174 in the same period in 2007 and RMB 160 in the previous quarter. RevPAR was negatively impacted by the same factors that negatively impacted occupancy rate, as discussed above.

Total operating costs and expenses for the third quarter of 2008 were RMB 454.3 million (US$ 66.9 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 447.8 million (US$ 65.9 million), or 84.9% of total revenues. Excluding the impact of Top Star, total operating costs and expenses for the quarter were RMB 412.4 million (US$ 60.7 million). Excluding the impact of Top Star, total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 405.8 million (US$ 59.8 million), or 83.1% of total revenues, compared to 77.7% in the same quarter 2007 and 84.6 % in the previous quarter.

Total leased-and-operated hotel costs for the third quarter of 2008 were RMB 406.3 million (US$ 59.8 million), representing 81.4 % of the leased-and-operated hotel revenues. Excluding the impact of Top Star, total leased-and-operated hotel costs were RMB 365.3 million (US$ 53.8 million), representing 79.3% of the leased-and-operated hotel revenues. Total leased-and-operated hotel costs represented 71.2% of the leased-and-operated hotel revenues for the same quarter in 2007 and 80.6% for the previous quarter excluding Top Star. Compared to a year ago, the large number of hotels under construction as well as longer duration these hotels remained under construction during the quarter led to higher rents and utilities and caused personnel costs and certain other costs to be a higher percentage of leased-and-operated hotel revenue for the quarter. Typically, once construction starts on a site, we begin to incur these costs, though we will not see revenue until the hotel is in operation. The costs associated with hotels under construction were RMB 30.3 million (US$ 4.5 million) in the third quarter of 2008, representing 6.6% of leased-and-operated hotel revenue without Top Star. These costs were RMB 9.7 million in the third quarter of 2007, representing 3.8% of leased-and-operated hotel revenue.

Sales and marketing expenses for the third quarter were RMB 7.4 million (US$ 1.1 million), an increase of 17.5% year-over-year and an increase of 35.8% sequentially. Excluding the impact of Top Star, sales and marketing expenses were RMB 6.8 million (US$ 1.0 million), an increase of 7.0% year-over-year and an increase of 40.7% sequentially. The increase was due to newly implemented advertising activities during the quarter.

General and administrative expenses for the third quarter were RMB 40.6 million (US$ 6.0 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 34.0 million (US$ 5.0 million), or 6.5% of the total revenues. Excluding the impact of Top Star, general and administrative expenses were RMB 40.4 million (US$ 5.9 million). General and administrative expenses excluding Top Star and share-based compensation expenses (non-GAAP) were RMB 33.8 million (US$ 5.0 million), or 6.9% of the total revenues, compared with 7.4% of the total revenues in the same period of 2007 and 7.4% in the previous quarter.

Income from operations for the quarter was RMB 41.8 million (US$ 6.2 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 48.4 million (US$ 7.1 million). Excluding the impact of Top Star, income from operations for the quarter was RMB 46.8 million (US$ 6.9 million), and income from operations excluding share-based compensation expenses (non-GAAP) was RMB 53.4 million (US$ 7.9 million) or 10.9% of total revenues, compared to 16.4% in the same period of 2007 and 9.5% in the previous quarter.

EBITDA (non-GAAP) for the third quarter of 2008 was RMB 93.5 million (US$ 13.8 million). Excluding foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 102.5 million (US$ 15.1 million), an increase of 53.9% year-over-year and up 24.7% from the previous quarter. Excluding the impact of Top Star, EBITDA (non-GAAP) for the quarter was RMB 92.5 million (US$ 13.6 million). Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 101.4 million (US$ 14.9 million), up 52.3% year-over-year and up 28.9% from the previous quarter.

Excluding foreign exchange losses and share-based compensation expenses, adjusted net income (non-GAAP) for the third quarter of 2008 was RMB 38.4 million (US$ 5.7 million), a decrease of 3.4% year-over-year. GAAP net income for the quarter was RMB 29.5 million (US$ 4.3 million). Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted net income (non-GAAP) was RMB 42.8 million (US$ 6.3 million), up 7.5% year-over-year. Excluding Top Star, GAAP net income for the quarter was RMB 33.8 million (US$ 5.0 million).

For the third quarter of 2008, excluding foreign exchange losses and share-based compensation expenses, adjusted basic and diluted earnings per share (non-GAAP) were RMB 0.54 (US$ 0.08) and RMB 0.51 (US$ 0.08), respectively. Adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 1.08 (US$ 0.16) and RMB 1.02 (US$ 0.15), respectively. GAAP basic and diluted earnings per share were RMB 0.42 (US$ 0.06) and RMB 0.40 (US$ 0.06), respectively. GAAP basic and diluted earnings per ADS were RMB 0.83 (US$ 0.12) and RMB 0.79 (US$ 0.12) respectively. For the third quarter of 2008, excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted basic and diluted earnings per share (non-GAAP) were RMB 0.60 (US$ 0.09) and RMB 0.57 (US$ 0.08), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 1.21 (US$ 0.18) and RMB 1.13 (US$ 0.17), respectively.

Net operating cash flow for the third quarter of 2008 was RMB 127.9 million (US$ 18.8 million). Capital expenditures for the quarter were RMB 260.4 million (US$ 38.4 million).

As of September 30, 2008, Home Inns had cash and cash equivalents of RMB 947.9 million (US$ 139.6 million). We had convertible bonds outstanding of RMB 1.1 billion (US$ 164.1 million) including principal and accrued interest. These are zero coupon bonds with a maturity on or around December 10, 2012, with a yield of 0.50% per annum. The bonds can be converted into a total of 5,650,780 Home Inns’ ordinary shares at the option of the holders. The bonds have a non-call and non-put period of three years from the issuance date.

“Overall, our business is healthy and we are in a secure financial position. We have the necessary capital on hand for our business plan and a blueprint to reach a stage of self-funded growth. We are not facing any near-term refinancing needs, and we are mindful of the uncertainty in the global business and economic environment,” remarked Ms. May Wu, Home Inns’ Chief Financial Officer. “We will be flexible in our corporate planning so that we can respond in a timely manner to any changes and position ourselves for the growth and profitability of our business in the long run, about which we remain confident,” continued Ms. Wu.

Outlook for Fourth Quarter 2008

Home Inns continues to expect to open a total of approximately 200 new hotels in 2008. Home Inns expects its total revenues in the fourth quarter of 2008 to be in the range from RMB 535 million (US$ 78.8 million) to RMB 555 million (US$ 81.7 million). This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 8 PM on November 11, 2008 U.S. Eastern Standard Time (9 AM on November 12, 2008 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S (toll free):	+1.888.396.2298
U.S. and International:	+1.617.847.8708

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following number until 10 PM on December 11, 2008 U.S. Eastern Standard Time.

US toll free:	+1.888.286.8010
International:	+1.617.801.6888
Passcode:	12904234

Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADS’s, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2008 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of November 11, 2008, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ un-audited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income excluding foreign exchange losses and share-based compensation, adjusted basic and diluted earnings and ADS per share excluding foreign exchange losses and share-based compensation, EBITDA and adjusted EBITDA excluding foreign exchange losses and share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective and by excluding foreign exchange losses which may not be indicative of its operating performance. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, foreign exchange losses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA and adjusted EDITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including EBITDA and adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.

Contacts

For investor and media inquiries, please contact:

Ethan Ruan
Home Inns & Hotels Management Inc.
Tel:	+ 86-21-34019898*2004
Email:	zjruan@homeinns.com

Peter Schmidt
Tel:	+86-10-8591-1953
Email:	peter.schmidt@fd.com

Home Inns & Hotels Management Inc.

Consolidated Balance Sheet Information

	December 31, 2007	September 30, 2008
	RMB ‘000 (audited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,562,600	947,946	139,611
Restricted cash	173,849	—	—
Accounts receivable	16,913	29,920	4,407
Receivables from related parties	1,372	882	130
Consumables	18,992	25,499	3,755
Prepayments and other current assets	61,927	53,166	7,829
Deferred tax assets, current	16,574	30,907	4,552

Total current assets	1,852,227	1,088,320	160,284

Property and equipment, net	1,147,682	1,756,821	258,740
Goodwill	397,778	390,882	57,568
Intangible assets, net	46,739	45,775	6,742
Other assets	68,088	49,558	7,299
Deferred tax assets, non-current	49,024	76,229	11,227

Total assets	3,561,538	3,407,585	501,860

LIABILITIES
Current liabilities:
Accounts payable	13,007	22,359	3,293
Payables to related parties	6,651	5,881	866
Short-term borrowings	269,000	—	—
Salaries and welfare payable	48,260	69,905	10,295
Income tax payable	43,083	44,670	6,579
Other taxes payable	8,901	12,263	1,806
Deferred revenues	23,807	37,086	5,462
Provisions for customer reward program	5,439	8,406	1,238
Other unpaid and accruals	36,570	51,252	7,548
Other payables	350,204	370,265	54,532

Total current liabilities	804,922	622,087	91,619

Deferred rental	94,226	121,714	17,926
Deferred revenues, non-current	14,031	17,317	2,550
Long-term loan	18,036	—	—
Unfavorable lease liability	19,894	16,223	2,389
Convertible bond	1,110,308	1,114,521	164,144
Deferred tax liability, non-current	13,637	15,158	2,232

Total liabilities	2,075,054	1,907,020	280,860

Minority interest	11,087	18,140	2,672

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 177,075,114 and 200,000,000 shares authorized, 70,487,385 and 70,972,396 shares issued and outstanding as of December 31, 2007 and September 30, 2008, respectively)	2,874	2,891	426

Additional paid-in capital	1,362,942	1,383,317	203,732
Statutory reserves	41,333	41,333	6,087
Retained earnings	68,248	54,884	8,083

Total shareholders’ equity	1,475,397	1,482,425	218,328

Total liabilities and shareholders’ equity	3,561,538	3,407,585	501,860

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Consolidated Statement of Operations Information

	Quarter Ended
	September 30, 2007	June 30, 2008				September 30, 2008
	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (unaudited) Top Star	RMB ‘000 (unaudited) excluding Top Star	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (unaudited) Top Star	RMB ‘000 (unaudited) excluding Top Star
Revenues:
Leased-and-operated hotels	254,182	424,569	61,899	38,408	386,161	499,409	73,552	39,023	460,386
Franchised-and-managed hotels	12,179	23,521	3,429	—	23,521	27,907	4,110	—	27,907

Total revenues	266,361	448,090	65,328	38,408	409,682	527,316	77,662	39,023	488,293
Less: Business tax and related surcharges	(15,618)	(26,359)	(3,843)	(2,076)	(24,283)	(31,153)	(4,588)	(2,035)	(29,119)

Net revenues	250,743	421,731	61,485	36,332	385,399	496,163	73,074	36,988	459,175

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(73,729)	(149,429)	(21,786)	(16,504)	(132,925)	(170,872)	(25,166)	(17,826)	(153,046)
Personnel costs*	(39,683)	(82,175)	(11,980)	(7,522)	(74,653)	(93,609)	(13,787)	(7,830)	(85,779)
Depreciation and amortization	(20,827)	(43,961)	(6,409)	(5,532)	(38,429)	(50,136)	(7,384)	(5,451)	(44,685)
Consumables, food and beverage	(21,259)	(31,851)	(4,644)	(1,860)	(29,991)	(41,818)	(6,159)	(3,961)	(37,857)
Others	(25,442)	(41,274)	(6,017)	(6,082)	(35,192)	(49,869)	(7,345)	(5,966)	(43,903)

Total leased-and-operated hotel costs	(180,940)	(348,690)	(50,836)	(37,500)	(311,190)	(406,305)	(59,841)	(41,035)	(365,270)
Sales and marketing expenses	(6,306)	(5,454)	(795)	(655)	(4,799)	(7,407)	(1,091)	(657)	(6,750)
General and administrative expenses*	(24,001)	(36,307)	(5,293)	(461)	(35,846)	(40,631)	(5,984)	(243)	(40,388)

Total operating costs and expenses	(211,248)	(390,451)	(56,924)	(38,616)	(351,835)	(454,342)	(66,916)	(41,935)	(412,407)

Income from operations	39,495	31,280	4,561	(2,284)	33,564	41,821	6,158	(4,947)	46,768
Interest income	8,610	5,935	865	40	5,894	3,597	530	40	3,557
Interest expense	(1,274)	(7,435)	(1,084)	(88)	(7,347)	(5,800)	(854)	—	(5,800)
Other non-operating income	2,315	1,666	243	231	1,435	3,123	460	540	2,584
Foreign exchange gain or loss, net	(10,238)	(13,742)	(2,003)	900	(14,642)	(2,360)	(348)	(1)	(2,359)

Income before income tax expense, minority interests and share of income of affiliated companies	38,908	17,704	2,582	(1,201)	18,905	40,381	5,946	(4,369)	44,750
Income tax expense	(12,518)	(8,954)	(1,305)	—	(8,954)	(9,785)	(1,441)	—	(9,785)
Minority interests	(1,122)	(1,287)	(188)	—	(1,287)	(1,134)	(167)	—	(1,134)

Net income	25,267	7,463	1,089	(1,201)	8,664	29,463	4,338	(4,369)	33,832

Amount allocated to participating preference shareholders	—	—	—	—	—	—	—	—	—

Net income available to ordinary shareholders	25,267	7,463	1,089	(1,201)	8,664	29,463	4,338	(4,369)	33,832

Earnings per share
— Basic	0.36	0.11	0.02		0.12	0.42	0.06		0.48

— Diluted	0.35	0.10	0.01		0.12	0.40	0.06		0.45

Weighted average ordinary shares outstanding
— Basic	69,294	70,821	70,821		70,821	70,897	70,897		70,897

— Diluted	72,166	72,743	72,743		72,743	78,128	78,128		78,128

* Share-based compensation expense was included in the statement of operations as follows:

Leased-and-operated hotel costs – Personnel costs	3	3	—		3	3	—		3
General and administrative expenses	4,270	5,432	792		5,432	6,586	970		6,586

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2008						Quarter Ended September 30, 2008 (excluding Top Star)
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000
Leased-and-operated hotel costs	(406,305)	77.1%	3	0.0%	(406,302)	77.1%	(365,270)	74.8%	3	0.0%	(365,267)	74.8%
Sales and marketing expenses	(7,407)	1.4%	—	0.0%	(7,407)	1.4%	(6,750)	1.4%	—	0.0%	(6,750)	1.4%
General and administrative expenses	(40,631)	7.7%	6,586	1.2%	(34,045)	6.5%	(40,388)	8.3%	6,586	1.3%	(33,802)	6.9%

Total operating costs and expenses	(454,342)	86.2%	6,589	1.2%	(447,753)	84.9%	(412,407)	84.5%	6,589	1.3%	(405,819)	83.1%

Income from operations	41,821	7.9%	6,589	1.2%	48,410	9.2%	46,768	9.6%	6,589	1.3%	53,357	10.9%

	Quarter Ended September 30, 2008						Quarter Ended September 30, 2008 (excluding Top Star)
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$ ‘000		US$ ‘000		US$ ‘000		US$ ‘000		US$ ‘000		US$ ‘000
Leased-and-operated hotel costs	(59,841)	77.1%	—	0.0%	(59,841)	77.1%	(53,796)	74.8%	—	0.0%	(53,796)	74.8%
Sales and marketing expenses	(1,091)	1.4%	—	0.0%	(1,091)	1.4%	(994)	1.4%	—	0.0%	(994)	1.4%
General and administrative expenses	(5,984)	7.7%	970	1.2%	(5,014)	6.5%	(5,948)	8.3%	970	1.3%	(4,978)	6.9%

Total operating costs and expenses	(66,916)	86.2%	970	1.2%	(65,946)	84.9%	(60,738)	84.5%	970	1.3%	(59,768)	83.1%

Income from operations	6,158	7.9%	970	1.2%	7,128	9.2%	6,888	9.6%	970	1.3%	7,858	10.9%

	Quarter Ended June 30, 2008						Quarter Ended June 30, 2008 (excluding Top Star)
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000
Leased-and-operated hotel costs	(348,690)	77.8%	3	0.0%	(348,688)	77.8%	(311,190)	76.0%	3	0.0%	(311,187)	76.0%
Sales and marketing expenses	(5,454)	1.2%	—	0.0%	(5,454)	1.2%	(4,799)	1.2%	—	0.0%	(4,799)	1.2%
General and administrative expenses	(36,307)	8.1%	5,432	1.2%	(30,875)	6.9%	(35,846)	8.7%	5,432	1.3%	(30,414)	7.4%

Total operating costs and expenses	(390,451)	87.1%	5,435	1.2%	(385,017)	85.9%	(351,835)	85.9%	5,435	1.3%	(346,400)	84.6%

Income from operations	31,280	7.0%	5,435	1.2%	36,714	8.2%	33,564	8.2%	5,435	1.3%	38,999	9.5%

	Quarter Ended September 30, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Net Revenue
	RMB ‘000		RMB ‘000		RMB ‘000
Leased-and-operated hotel costs	(180,940)	67.9%	3	0.0%	(180,937)	67.9%
Sales and marketing expenses	(6,306)	2.4%	—	0.0%	(6,306)	2.4%
General and administrative expenses	(24,002)	9.0%	4,270	1.6%	(19,732)	7.4%

Total operating costs and expenses	(211,248)	79.3%	4,273	1.6%	(206,975)	77.7%

Income from operations	39,495	14.8%	4,273	1.6%	43,768	16.4%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2007	June 30, 2008			September 30, 2008
	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (excluding Top Star) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (excluding Top Star) (unaudited)
Net income (GAAP)	25,267	7,463	1,089	8,664	29,463	4,338	33,832

Foreign exchange losses (gains), net	10,239	13,742	2,003	14,642	2,360	348	2,359

Share-based compensation	4,273	5,435	792	5,435	6,589	970	6,589

Adjusted net income excluding foreign exchange losses, share-based compensation	39,779	26,640	3,884	28,741	38,412	5,656	42,780

	Quarter Ended
	September 30, 2007	June 30, 2008			September 30, 2008
	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (excluding Top Star) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (excluding Top Star) (unaudited)
Earnings per share (GAAP)
— Basic	0.36	0.11	0.02	0.12	0.42	0.06	0.48

— Diluted	0.35	0.10	0.01	0.12	0.40	0.06	0.45

Earnings per share excluding foreign exchange losses, share-based compensation
— Basic	0.57	0.38	0.05	0.41	0.54	0.08	0.60

— Diluted	0.55	0.36	0.05	0.38	0.51	0.08	0.57

Weighted average ordinary shares outstanding
— Basic	69,294	70,821	70,821	70,821	70,897	70,897	70,897

— Diluted	72,166	78,394	78,394	78,394	78,128	78,128	78,128

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2007	June 30, 2008			September 30, 2008
	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (excluding Top Star) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (excluding Top Star) (unaudited)
Net income (GAAP)	25,268	7,463	1,089	8,664	29,463	4,338	33,832
Interest income	(8,610)	(5,935)	(865)	(5,894)	(3,597)	(530)	(3,557)
Interest expenses	1,274	7,435	1,084	7,347	5,800	854	5,800
Income tax expense	12,518	8,954	1,305	8,954	9,785	1,441	9,785
Depreciation and amortization	21,622	45,080	6,572	39,548	52,066	7,668	46,615

EBITDA (Non-GAAP)	52,072	62,997	9,185	58,619	93,516	13,771	92,475

Foreign exchange losses, net	10,239	13,742	2,003	14,642	2,360	348	2,359
Share-based compensation	4,273	5,435	792	5,435	6,589	970	6,589

EBITDA excluding foreign exchange losses, share-based compensation	66,584	82,173	11,981	78,695	102,465	15,089	101,423

% of total revenue	25.0%	18.3%	18.3%	19.2%	19.4%	19.4%	20.8%

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	September 30, 2007	June 30, 2008				September 30, 2008
			Top Star	excluding Top Star		Top Star	excluding Top Star
Total Hotels in operation:	201	366	26	340	414	25	389
Lease-and operated hotels	143	271	26	245	291	25	266
Franchised-and-managed hotels	58	95	0	95	123	0	123

Total rooms	23,954	44,088	4,125	39,963	49,459	3,958	45,501

Occupancy rate (as a percentage)	95.4%	88.2%	66.8%	90.8%	85.9%	67.4%	87.7%

Average daily rate (in RMB)	182	173	142	176	180	143	183

RevPAR (in RMB)	174	153	95	160	155	96	160

Like-for-like performance for hotels opened for at least 18 months as of the beginning of the current quarter

	As of and for the quarter ended
	September 30, 2007	September 30, 2008
Total Hotels in operation:	135	135
Lease-and-operated hotels	96	96
Franchised-and-managed hotels	39	39
Total rooms	16,424	16,424
Occupancy rate (as a percentage)	101.3%	97.0%
Average daily rate (in RMB)	187	199
RevPAR (in RMB)	189	193